EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$(110,812)	$(39,540)	$(1,264)	$(24,708)	$(75,695)
Capitalized interest	(22,431)	(4,048)	(900)	(128)	(1,076)
Amortization of capitalized interest	2,114	992	790	745	738
Income from equity investment	(46)	(3,250)	—	—	—
Distributed income from equity investment	17,468	—	—	—	—
Non-controlling interest	—	(163)	(48)	19	60
Total earnings before fixed charges	$(113,707)	$(46,009)	$(1,422)	$(24,072)	$(75,973)
Fixed charges:
Interest expense includes discontinued operations	$76,219	$86,521	$79,233	$87,035	$125,903
Capitalized interest includes discontinued operations	22,431	4,048	900	128	1,076
Total fixed charges	$98,650	$90,569	$80,133	$87,163	$126,979
Total earnings & fixed charges	$(15,057)	$44,560	$78,711	$63,091	$51,006
Ratio of earnings to fixed charges	—	0.49	0.98	0.72	0.40
Deficiency	$(113,707)	$(46,009)	$(1,422)	$(24,072)	$(75,973)